Exhibit 99.1
Wix Reports Fourth Quarter and Full Year 2024 Results
Capping off a year of sustained growth acceleration and stronger than expected FCF generation – surpassing Rule of 40 in 2024 and on track to achieve Rule of 45 in 2025
•Culminated a year of accelerated growth and innovation with Q4 bookings of $465 million, up 18% y/y, and Q4 revenue of $460 million, up 14% y/y
◦Steady growth acceleration in Self Creators coupled with continued strength in high-growth Partners, demonstrated by Partners revenue growth of 30% y/y in FY2024
◦Strong momentum across key product focus areas, including Studio, AI and commerce as well as solid business fundamentals and price increase benefit
•Robust growth and a stable operating cost base drove FCF1 generation to nearly double in 2024 compared to previous year, resulting in continued profitability improvement with Q4 FCF margin of 29% and full year FCF1 margin of 28%
◦Achieved first year of positive GAAP operating income in Wix history
•On track to achieve Rule of 45 in 2025 at high end of outlook through continued innovation-powered growth and further FCF margin expansion
•Completed $200 million share repurchase plan in January, totaling $725 million in aggregate repurchases since August 2023

NEW YORK, February 19, 2025 -- Wix.com Ltd. (Nasdaq: WIX), the leading SaaS website builder platform2, today reported financial results for the fourth quarter and full year 2024. In addition, the Company provided its initial outlook for the first quarter and full year 2025. Please visit the Wix Investor Relations website at https://investors.wix.com to view the Q4'24 Shareholder Update and other materials.
“Wix sets a high standard for innovation and creativity, and we’re constantly exceeding expectations. This past year was one of exciting innovation as we introduced revolutionary AI solutions such as the new generation AI Website Builder. We also made meaningful enhancements to the Studio platform, including the AI visual sitemap and wireframe generator and Figma integration among new advanced design capabilities,” said Avishai Abrahami, Wix Co-founder and CEO. “2025 is poised to reimagine and expand the Self Creator experience with the launch of two transformative products planned for the spring and early fall. I strongly believe that these will deliver immense value to users and, in turn, accelerate Self Creator growth to double-digits in the years to come. We’re thrilled about these strategic enhancements, which are set to propel our business forward and establish a powerful foundation for the years ahead.”
“We wrapped 2024 with accelerated growth and profitability, driven by successful execution of our product roadmap and pricing strategy as well as strong business fundamentals,” added Lior Shemesh, CFO at Wix. “With AI usage ramping from our growing suite of innovations and Studio continuing to win market share, we anticipate these to be even bigger growth engines in 2025 and beyond. Solid growth will be coupled with incremental efficiencies from new internal AI initiatives and a stable operating base, enabling us to continue to expand margins and set new profitability records. The high end of our outlook puts us at Rule of 45 in 2025 as we continue to prioritize balancing profitable growth through best-in-class innovation and steadfast execution.”

Q4 2024 Financial Results
•Total revenue in the fourth quarter of 2024 was $460.5 million, up 14% y/y
◦Creative Subscriptions revenue in the fourth quarter of 2024 was $329.7 million, up 11% y/y
◦Creative Subscriptions ARR increased to $1.34 billion as of the end of the quarter, up 13% y/y
•Business Solutions revenue in the fourth quarter of 2024 was $130.7 million, up 21% y/y
◦Transaction revenue3 was $57.1 million, up 23% y/y
•Partners revenue4 in the fourth quarter of 2024 was $168.1 million, up 29% y/y
•Total bookings in the fourth quarter of 2024 were $464.6 million, up 18% y/y
◦Total bookings on a y/y constant currency basis were $466.2 million
◦Creative Subscriptions bookings in the fourth quarter of 2024 were $325.2 million, up 15% y/y
◦Business Solutions bookings in the fourth quarter of 2024 were $139.4 million, up 25% y/y
•Total gross margin on a GAAP basis in the fourth quarter of 2024 was 69%
◦Creative Subscriptions gross margin on a GAAP basis was 84%
◦Business Solutions gross margin on a GAAP basis was 30%
•Total non-GAAP gross margin in the fourth quarter of 2024 was 70%
◦Creative Subscriptions gross margin on a non-GAAP basis was 85%
◦Business Solutions gross margin on a non-GAAP basis was 32%
•GAAP net income in the fourth quarter of 2024 was $48.0 million, or $0.86 per basic share or $0.80 per diluted share
•Non-GAAP net income in the fourth quarter of 2024 was $117.1 million, or $2.10 per basic share or $1.93 per diluted share
•Net cash provided by operating activities for the fourth quarter of 2024 was $133.7 million, while capital expenditures totaled $2.0 million, leading to free cash flow of $131.8 million

FY 2024 Financial Results
•Total revenue for the full year 2024 was $1.761 billion, up 13% y/y
◦Creative Subscriptions revenue for the full year 2024 was $1.265 billion, up 10% y/y
◦Business Solutions revenue for the full year 2024 was $495.7 million, up 21% y/y
•Transaction revenue3 was $214.9 million, up 21% y/y
•Partners revenue4 for the full year 2024 was $610.1 million, up 30% y/y
•Total bookings for the full year 2024 were $1.830 billion, up 15% y/y
◦Creative Subscriptions bookings for the full year 2024 were $1.315 billion, up 12% y/y
◦Business Solutions bookings for the full year 2024 were $514.6 million, up 22% y/y
•Total gross margin on a GAAP basis for the full year 2024 was 68%
◦Creative Subscriptions gross margin on a GAAP basis was 83%
◦Business Solutions gross margin on a GAAP basis was 29%
•Total non-GAAP gross margin for the full year 2024 was 69%
◦Creative Subscriptions gross margin on a non-GAAP basis was 84%
◦Business Solutions gross margin on a non-GAAP basis was 30%
•GAAP net income for the full year 2024 was $138.3 million, or $2.49 per basic share or $2.36 per diluted share
•Non-GAAP net income for the full year 2024 was $383.3 million, or $6.90 per basic share or $6.39 per diluted share
•Net cash provided by operating activities for the full year 2024 was $497.4 million, while capital expenditures totaled $19.3 million, leading to free cash flow of $478.1 million
•Excluding the capex investment associated with our new headquarters office build out, free cash flow for the full year 2024 would have been $488.4 million, or 28% of revenue
•Executed $466 million in repurchases of ordinary shares in 2024 as we remained committed to share count management and returning value to shareholders
•Finished full year 2024 with 6.2 million total premium subscriptions as of December 31, 2024
•Registered users as of December 31, 2024 were over 282 million
•Total employee count as of December 31, 2024 was 5,283

____________________

1 Free cash flow excluding expenses associated with the buildout of our new corporate headquarters.
2 Based on number of active live sites as reported by competitors' figures, independent third-party data and internal data as of Q3 2024.
3 Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments, as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.
4 Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint (“Resellers”). We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses.

Financial Outlook
We expect another year of robust bookings and revenue growth powered by existing key growth initiatives and ongoing product enhancements against a stable and positive demand environment:

•With Studio continuing to outperform and AI usage and conversion benefits ramping, we anticipate these initiatives to be even bigger growth engines in 2025
•We are continuously testing and rolling out product enhancements as well as new strategic initiatives, which are driving demonstrable added value to users. As a result, we expect incremental ARPS and conversion improvements.
We expect top-line contribution from those enhancements and initiatives already rolled out and underway to layer in as we progress through the year, resulting in accelerated growth in 2H. This acceleration is anticipated for both revenue and bookings, even as bookings fully laps pricing tailwinds in mid-Q1’25.
•While confident the new products in our pipeline, particularly the meaningful Self Creator offerings coming this year, will drive medium-term growth, we are incorporating almost no contribution from new products into our 2025 forecast.

As a global company with ~40% of revenue derived in non-US dollar currencies, we began to experience adverse effects from outsized changes in FX rates beginning mid-Q4 and continuing YTD, particularly the US dollar to Euro and British pound exchange rates. Assuming late January spot rates, we anticipate strong FX headwinds to 2025 outlook.

As such, we provide outlook for the year and the first quarter on both as-reported and constant currency bases.

	As-reported	As-reported growth y/y	FX impact	Constant currency growth y/y
Full year 2025
Bookings	$2,025 - 2,060 million	11 - 13%	~$45 million	13 - 15%
Revenue	$1,970 - 2,000 million	12 - 14%	~$34 million	14 - 16%
Free cash flow	$590 - 610 million	30 - 31% margin	~$25 million	31 - 32% margin
Q1’25
Revenue	$469 - 473 million	12 - 13%	~$6 million	13 - 14%

With a meaningful portion of our operating expenses denominated in non-US currencies, the strengthening US dollar is expected to drive a modest benefit to 2025 expenses. As a result, the net FX impact on free cash flow is expected to be smaller than the anticipated top-line headwinds.

We believe our strong commitment to sustained top-line momentum and translating growth into additional operating leverage puts us on track to achieve Rule of 45 in 2025 at the high end of our outlook.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, February 19, 2025. A live and archived webcast of the conference call will be accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com.

About Wix.com Ltd.
Wix is the leading SaaS website builder platform1 to create, manage and grow a digital presence. Founded in 2006, Wix is a comprehensive platform providing users - self-creators, agencies, enterprises, and more - with industry-leading performance, security, AI capabilities and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, the platform enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, users can seamlessly build a powerful and high-end digital presence for themselves or their clients.
For more about Wix, please visit our Press Room
Media Relations: pr@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow on a constant currency basis, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Bookings and Creative Subscriptions Bookings are also presented on a further non-GAAP basis by excluding, in each case, bookings associated with long term B2B partnership agreements. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude one-time cash restructuring charges and the capital expenditures and other expenses associated with the buildout of our new corporate headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.
The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, bookings, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and partners, and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product; our expectations regarding our ability to develop relevant and required products using artificial intelligence (“AI”), the regulatory environment impacting AI and AI-related activities, including privacy and intellectual property, and potential competitive impacts from AI tools; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; our expectation to comply with AI, privacy, and data protection laws and regulations as well as contractual privacy and data protection obligations; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve and maintain profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of Israel-Hamas war and/or the Israel-Hezbollah hostilities and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 22, 2024. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$329,732	$296,154	$1,264,975	$1,152,007
Business Solutions	130,723	107,617	495,675	409,658
	460,455	403,771	1,760,650	1,561,665

Cost of Revenues
Creative Subscriptions	52,671	52,794	213,422	215,515
Business Solutions	90,965	73,319	351,213	297,013
	143,636	126,113	564,635	512,528

Gross Profit	316,819	277,658	1,196,015	1,049,137

Operating expenses:
Research and development	127,186	125,743	495,281	481,293
Selling and marketing	106,629	103,642	425,457	399,577
General and administrative	46,984	43,401	175,136	160,033
Impairment, restructuring and other costs	—	3,103	—	32,614
Total operating expenses	280,799	275,889	1,095,874	1,073,517
Operating income (loss)	36,020	1,769	100,141	(24,380)
Financial income, net	16,355	6,461	51,820	62,474
Other income (expenses), net	(94)	44	(36)	(255)
Income before taxes on income	52,281	8,274	151,925	37,839
Income tax expenses	4,257	5,320	13,603	4,702
Net income	48,024	2,954	138,322	33,137
Basic net income per share	$0.86	$0.05	$2.49	$0.58
Basic weighted-average shares used to compute net income per share	55,786,201	57,317,815	55,579,368	56,829,962

Diluted net income per share	$0.80	$0.05	$2.36	$0.57
Diluted weighted-average shares used to compute net income per share	60,648,791	59,085,757	59,953,371	58,403,037

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	December 31,	December 31,
	2024	2023
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$660,939	$609,622
Short-term deposits	106,844	212,709
Restricted deposits	773	2,125
Marketable securities	338,593	140,563
Trade receivables	46,166	57,394
Prepaid expenses and other current assets	126,887	47,792
Total current assets	1,280,202	1,070,205

Long-Term Assets:
Prepaid expenses and other long-term assets	27,021	34,296
Property and equipment, net	128,155	136,928
Marketable securities	6,135	64,806
Intangible assets, net	22,141	28,010
Goodwill	49,329	49,329
Operating lease right-of-use assets	399,861	420,562
Total long-term assets	632,642	733,931

Total assets	$1,912,844	$1,804,136

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$48,003	$38,305
Employees and payroll accruals	142,007	56,581
Deferred revenues	661,171	592,608
Current portion of convertible notes, net	572,880	—
Accrued expenses and other current liabilities	63,246	76,556
Operating lease liabilities	27,907	24,981
Total current liabilities	1,515,214	789,031
Long Term Liabilities:
Long-term deferred revenues	89,271	83,384
Long-term deferred tax liability	1,965	7,167
Convertible notes, net	—	569,714
Other long-term liabilities	16,021	7,699
Long-term operating lease liabilities	369,159	401,626
Total long-term liabilities	476,416	1,069,590

Total liabilities	1,991,630	1,858,621

Shareholders' Deficiency
Ordinary shares	107	110
Additional paid-in capital	1,840,574	1,539,952
Treasury Stock	(1,025,167)	(558,875)
Accumulated other comprehensive loss	7,242	4,192
Accumulated deficit	(901,542)	(1,039,864)
Total shareholders' deficiency	(78,786)	(54,485)

Total liabilities and shareholders' deficiency	$1,912,844	$1,804,136

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income	$48,024	$2,954	$138,322	$33,137
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,278	6,725	25,246	20,492
Amortization	1,460	1,488	5,869	5,954
Share based compensation expenses	61,801	58,195	240,721	224,625
Amortization of debt discount and debt issuance costs	793	789	3,166	4,194
Changes in accrued interest and exchange rate on short term and long term deposits	(635)	(586)	852	(2,415)
Non-cash impairment, restructuring and other costs	—	3,567	—	26,699
Amortization of premium and discount and accrued interest on marketable securities, net	(7,838)	4,237	(13,381)	8,346
Remeasurement loss (gain) on Marketable equity	—	(10,296)	(3,367)	(30,608)
Changes in deferred income taxes, net	(7)	(2,035)	(5,196)	(8,784)
Changes in operating lease right-of-use assets	4,351	7,174	24,246	27,231
Changes in operating lease liabilities	(2,821)	16,701	(33,086)	(31,333)
Loss on foreign exchange, net	2,471	—	3,906	—
Decrease (increase) in trade receivables	4,058	(2,794)	11,228	(15,308)
Decrease (increase) in prepaid expenses and other current and long-term assets	(63,684)	(10,845)	(76,963)	(20,105)
Increase (decrease) in trade payables	17,329	15,120	12,893	(52,455)
Increase (decrease) in employees and payroll accruals	66,407	(8,307)	85,426	(29,532)
Increase in short term and long term deferred revenues	1,609	2,788	74,450	76,193
Increase (decrease) in accrued expenses and other current liabilities	(5,860)	5,505	3,083	11,915
Net cash provided by operating activities	133,736	90,380	497,415	248,246
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	97,051	131,754	276,697	625,495
Investment in short-term deposits and restricted deposits	(25,540)	(99,725)	(170,332)	(297,917)
Investment in marketable securities	—	(2,607)	(267,209)	(6,732)
Proceeds from marketable securities	15,000	33,690	125,176	250,960
Purchase of property and equipment and lease prepayment	(1,562)	(9,582)	(17,813)	(63,021)
Capitalization of internal use of software	(401)	(408)	(1,523)	(3,028)
Investment in other assets	—	—	—	(111)
Proceeds from investment in other assets	—	—	550	—
Proceeds from sale of equity securities	—	19,203	22,148	68,671
Purchases of investments in privately held companies	(1,000)	(76)	(3,160)	(7,603)
Net cash provided by investing activities	83,548	72,249	(35,466)	566,714
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	6,692	898	59,576	39,660
Purchase of treasury stock	—	(58,698)	(466,302)	(127,017)
Repayment of convertible notes	—	—	—	(362,667)
Net cash provided by (used in) financing activities	6,692	(57,800)	(406,726)	(450,024)
Effect of exchange rates on cash, cash equivalent and restricted cash	(2,471)	—	(3,906)	—
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	221,505	104,829	51,317	364,936
CASH AND CASH EQUIVALENTS—Beginning of period	439,434	504,793	609,622	244,686
CASH AND CASH EQUIVALENTS—End of period	$660,939	$609,622	$660,939	$609,622

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Creative Subscriptions	329,732	296,154	1,264,975	1,152,007
Business Solutions	130,723	107,617	495,675	409,658
Total Revenues	$460,455	$403,771	$1,760,650	$1,561,665

Creative Subscriptions	325,203	283,501	1,315,445	1,174,776
Business Solutions	139,389	111,503	514,607	422,727
Total Bookings	$464,592	$395,004	$1,830,052	$1,597,503

Free Cash Flow	$131,773	$80,390	$478,079	$182,197
Free Cash Flow excluding HQ build out and restructuring costs	$131,773	$90,125	$488,404	$246,058
Creative Subscriptions ARR	$1,343,070	$1,192,814	$1,343,070	$1,192,814

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenues	$460,455	$403,771	$1,760,650	$1,561,665
Change in deferred revenues	1,609	2,788	74,450	76,193
Change in unbilled contractual obligations	2,528	(11,555)	(5,048)	(40,355)
Bookings	$464,592	$395,004	$1,830,052	$1,597,503

Y/Y growth	18%		15%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$329,732	$296,154	$1,264,975	$1,152,007
Change in deferred revenues	(7,057)	(1,098)	55,518	63,124
Change in unbilled contractual obligations	2,528	(11,555)	(5,048)	(40,355)
Creative Subscriptions Bookings	$325,203	$283,501	$1,315,445	$1,174,776

Y/Y growth	15%		12%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Business Solutions Revenues	$130,723	$107,617	$495,675	$409,658
Change in deferred revenues	8,666	3,886	18,932	13,069
Business Solutions Bookings	$139,389	$111,503	$514,607	$422,727

Y/Y growth	25%		22%

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Year Ended
	December 31,
	2024	2023
	(unaudited)
Q1 Cohort revenues	$45	$45
Q1 Change in deferred revenues	16	15
Q1 Cohort Bookings	$61	$60

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	December 31,
	2024	2023
	(unaudited)
Revenues	$460,455	$403,771
FX impact on Q4/24 using Y/Y rates	(110)	—
Revenues excluding FX impact	$460,345	$403,771

Y/Y growth	14%

	Three Months Ended
	December 31,
	2024	2023
	(unaudited)
Bookings	$464,592	$395,004
FX impact on Q4/24 using Y/Y rates	1,600	—
Bookings excluding FX impact	$466,192	$395,004

Y/Y growth	18%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$3,466	$3,675	$14,146	$15,013
Research and development	32,320	31,982	126,462	119,482
Selling and marketing	9,625	11,232	38,755	41,277
General and administrative	16,390	11,306	61,358	48,853
Total share based compensation expenses	61,801	58,195	240,721	224,625
(2) Amortization	1,834	1,488	6,243	5,954
(3) Acquisition related expenses	—	9	6	472
(4) Amortization of debt discount and debt issuance costs	793	789	3,166	4,194
(5) Impairment, restructuring and other costs	—	3,103	—	32,614
(6) Sales tax accrual and other G&A expenses	881	137	1,464	748
(7) Unrealized loss (gain) on equity and other investments	—	(10,296)	(2,536)	(30,608)
(8) Non-operating foreign exchange income	3,767	15,287	(4,703)	1,499
(9) Provision for income tax effects related to non-GAAP adjustments	—	2,368	583	(4,337)
Total adjustments of GAAP to Non GAAP	$69,076	$71,080	$244,944	$235,161

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Gross Profit	$316,819	$277,658	$1,196,015	$1,049,137
Share based compensation expenses	3,466	3,675	14,146	15,013
Acquisition related expenses	—	5	—	229
Amortization	667	667	2,669	2,669
Non GAAP Gross Profit	320,952	282,005	1,212,830	1,067,048

Non GAAP Gross margin	70%	70%	69%	68%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$277,061	$243,360	$1,051,553	$936,492
Share based compensation expenses	2,482	2,695	10,232	11,081
Non GAAP Gross Profit - Creative Subscriptions	279,543	246,055	1,061,785	947,573

Non GAAP Gross margin - Creative Subscriptions	85%	83%	84%	82%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$39,758	$34,298	$144,462	$112,645
Share based compensation expenses	984	980	3,914	3,932
Acquisition related expenses	—	5	—	229
Amortization	667	667	2,669	2,669
Non GAAP Gross Profit - Business Solutions	41,409	35,950	151,045	119,475

Non GAAP Gross margin - Business Solutions	32%	33%	30%	29%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME (LOSS) TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Operating income (loss)	$36,020	$1,769	$100,141	$(24,380)
Adjustments:
Share based compensation expenses	61,801	58,195	240,721	224,625
Amortization	1,834	1,488	6,243	5,954
Impairment, restructuring and other charges	—	3,103	—	32,614
Sales tax accrual and other G&A expenses	881	137	1,464	748
Acquisition related expenses	—	9	6	472
Total adjustments	$64,516	$62,932	$248,434	$264,413

Non GAAP operating income	$100,536	$64,701	$348,575	$240,033

Non GAAP operating margin	22%	16%	20%	15%

Wix.com Ltd.
RECONCILIATION OF NET INCOME TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net income	$48,024	$2,954	$138,322	$33,137
Share based compensation expenses and other Non GAAP adjustments	69,076	71,080	244,944	235,161
Non-GAAP net income	$117,100	$74,034	$383,266	$268,298

Basic Non GAAP net income per share	$2.10	$1.29	$6.90	$4.72
Weighted average shares used in computing basic Non GAAP net income per share	55,786,201	57,317,815	55,579,368	56,829,962

Diluted Non GAAP net income per share	$1.93	$1.22	$6.39	$4.39
Weighted average shares used in computing diluted Non GAAP net income per share	60,648,791	60,512,505	59,953,371	61,106,462

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net cash provided by operating activities	$133,736	$90,380	$497,415	$248,246
Capital expenditures, net	(1,963)	(9,990)	(19,336)	(66,049)
Free Cash Flow	$131,773	$80,390	$478,079	$182,197

Restructuring and other costs	—	1,411	—	5,915
Capex related to HQ build out	—	8,324	10,325	57,946
Free Cash Flow excluding HQ build out and restructuring costs	$131,773	$90,125	$488,404	$246,058